

INVEST IN **REEL PRODUCTS INC.**

Reel Paper is a tree-free, plastic-free household paper company

LEAD INVESTOR

Randall Tavierne

I was impressed with the management team of Reel Paper when I first met them. Reel is disrupting an $18 billion industry through innovation and sustainability. Reel has had strong results through an omnichannel approach in retail and DTC. I am looking forward to seeing them continue to achieve significant growth through many major retailers. I also really like the Reel Paper product which is important to me as an investor. I am proud to support Reel Paper as they embark on their next phase of growth.

Invested $25,000 this round

reelpaper.com Santa Monica CA

Featured Investors

Investors include

Baron Davis | Trousdale Ventures | Bluestein Ventures | Social Impact Capital | Randall Tavierne

Baron Davis

Notable

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Trousdale Ventures

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Highlights

1. Gross revenue nearly doubling year over year since founding and pacing to exceed $18M this year.

2. The leading sustainable national branded toilet paper sold in 900 Targets and 200+ add'l stores.

3. A business led by experienced CPG brand builders from P&G, Mrs. Meyers, and Kimberly-Clark.

4. Over 13k 5-star online reviews and a loyal base of nearly 50k subscribers.

5. Business is nearing profitability so raising money through our community to remain focused on impact

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Our Team



David VanHimbergen CEO

18+ years of brand building at Procter & Gamble; Founder of Tide Spin (Tide Cleaners); three time CEO

Livio Bisterzo Founder & Chairman

20+ years CPG entrepreneur and innovator; Founder of Hippeas Snacks



Joe Stilphen CFO

CPG finance and operations veteran. Ex-P&G & PNC. 12+ years of global experience, including Brand Finance leader for Crest & Oral-B and Plant Controller for $1BN+ manufacturing and distribution facility.



Jeffrey Borsuk VP of Marketing

8+ years of managing performance marketing teams to help startups grow 200% YoY. Formerly CLEAR Secure and Harper Wilde.



Lisa Sumner VP of Retail

Sales leader with 20+ years in CPG, driving significant growth for both large



healthcare brands (Tylenol, Tums) and emerging natural brands (Mrs. Meyer's, Seaweed Bath Co, Puracy) across all retail channels



Andrew Sylvester VP of Strategy

Experience in venture capital and strategy at UTA ventures talent agency.



Katja Lerner Advisor

Held executive R&D positions at Kimberly-Clark and Johnson & Johnson

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Let's transform household paper together!


Paper for the planet.

We are flushing our forests, but there's a simple solution.

The statistics are staggering: traditional toilet paper production accounts for 15% of global deforestation, with the average US consumer using an estimated 141 rolls of toilet paper every year.

While toilet paper may not feel like an unsustainable item, the everyday consumption of the product and irrational use of virgin trees have led to a supply chain where century-old forests are being logged to provide a single-use paper

item that's flushed down the toilet.



50,000 trees are cut down each day
to meet our household paper needs – contributing to global deforestation, habitat loss, & climate change.
This is not sustainable

These century old forests are essential carbon stores for our planet (Canada's Boreal forest contains at least 12% of the planets carbon), homes to hundreds of indigenous communities, and are homes for countless species of wildlife.



Yet in household paper, sustainable options have failed to deliver on quality or experience
Household paper is an
$18+ billion
category in U.S.
Existing recycled fiber paper products have failed to meet U.S. consumer expectations, comprising <2% of the overall market to-date.
WHOLE FOODS MARKET
seventh generation.
-
Consumers are willing to pay a premium for sustainable products, but they don't want to accept lower-quality, longer waits, or unique disposal requirements.1
+
1. IBM Institute for Business Value / National Retail Federation, Research Insights from June 2020

Consumers want to shop sustainably, but they haven't had the opportunity.

With three incumbents controlling 60%+ of the category & most sustainable alternatives to date feeling scratchy or super thin - we saw an opportunity. By creating a premium, 3-ply toilet paper that matches the softness and strength of traditional brands - we have provided customers with an option that feels good for them and the planet.



Tree-free paper is a $3.5 billion opportunity
Paper incumbents have yet to face significant competition from more sustainable challengers.
Across CPG, sustainable brands are growing 5x faster than their conventional competitors.
Challenger brands have already captured significant market share in adjacent categories.
$4B Total U.S. Market Size
Cleaning Products
+10x over 10yrs
3%
30%
2005
2015
% U.S. Market Share for Sustainable Brands
$7B Total U.S. Market Size
Personal Care
+5x over 10yrs
2%
10%
2010
2020
% U.S. Market Share for Organic/Natural Brands
NATIVE
$18B Total U.S. Market Size
Household Paper
Forecast +20x
1%
20%
2020
2030
% U.S. Market Share for Tree-free Brands

Premium, sustainable paper is the answer.

By offering consumers a premium, sustainable product - we have made it easy for them to find toilet paper they love and do their small part in helping the planet.

With more and more consumers looking sustainable products, tree-free paper is expected to grow from only 1% of the household paper category to up to 20% by 2030.

We are seeing the results already.

Exceptional results our first 4 years.

$35mm+
Sales to-date

55,000+
Active Subscriptions

100,000+
Direct Customers


Introducing Reel


Tree-free, plastic-free paper
without compromise




A few highlights about our flagship toilet paper product:

- Made from sustainably-sourced bamboo fiber
- 3-ply composition for premium-level strength & softness
- Plastic-free packaging
- Modern, contemporary design
- Septic-safe / Lint-Free, dust-free / BPA Free
- No Inks or Dyes


Positive environmental impact as the category leader in sustainability
92,000
40-ft Pine Trees Saved
~2,133,000 sqft.
Single Use Plastic Eliminated
8 Million Trees Saved
By 2030

Our exceptional results go beyond sales; it's about impact!

With over 100,000 people making the switch to tree-free paper, we have made a significant impact in saving our forests and preventing the use of single-use plastic.

Over 13,000 5-Star Reviews

Reel connects with consumers' hearts and minds and compels them to…

Rave about Reel online

"This is my favorite toilet paper of all time. You wouldn't even know it was bamboo! In comparison to other bamboo TP I've tried, it's thicker, softer and the tiny ridges make all the difference. Also, who doesn't love having TP shipped straight to their door? We never run out!"

- Kayla O.

Give Reel rolls out as gifts

"It's soft , durable arrives at your door. I love each roll individually wrapped. I've been giving them as gifts & change the world one roll at a time!"

- Sandra D.

Leave Charmin for life

"I used to use Charmin Ultra. This is so much better than the usage of so much Canadian wood and the plastic wrapping. I've been converting others to this. Works for me!"

- John D.

Proudly display it

"My favorite toilet paper! I have had a subscription for this product for a couple years and just love this product. From quality, pattern and convenience it is a subscription that makes life easy!... Attractive to leave extra rolls out and the best product on the market in my opinion!"

- Colleen D.


reel

Recognized and awarded by the industry

Featured In

Forbes, AD Architectural Digest, Real Simple, Mashable, The Oprah Magazine, 29, Parade, the Skimm', CNN, POPSUGAR., Bloomberg, VICE, BuzzFeed, The Kelly Clarkson Show, Refinery29, yahoo!, New York Post

Partnered With

Certified B Corporation, FSC www.fsc.org, One Tree Planted

Awarded

NEXTY Awards Winner — Best New Natural Liviing

Inc. 5000 — #11 fastest growing


consumer product
2023


Over 30 million rolls sold since launch
First Roll Sold
June
Celebrities Join Seed Financing
Winter
The World Is Falling Apart, But Direct-To-Consumer Toilet Paper Companies Are Doing Just Great, Thanks
BuzzFeed News
March
CBS This Morning
August
reel
Paper Towel Launch
December
TARGET
Retail Launch
June
#1 Bamboo Brand
October
NEXTY AWARDS
Winner for Best New Natural Living Product
March
National Target Expansion & Zero Waste End Cap
April
Inc. 5000
Inc. 5000
#11 Consumer Products (Aug)
2019
2020
2021
2022
2023

We have already demonstrated tremendous success in the three sales channels that are the key to transforming the category. **Based on our current trajectory we expect (but cannot gauratee) to reach $100mm in sales over the next three years.**


1
reelpaper.com
Direct-to-consumer
Proof Points
Community of brand evangelists
~45,000 active subscriptions
Best-in-class customer retention
2
Retail
Proof Points
Success in most influential retailer for household essentials: Target.
In-store velocities beating expectations
Retailers looking for growth in paper
3
Marketplaces
Proof Points
Fast start on Amazon.com
Highly scalable growth plan
Untapped opportunity across ecosystem


1 of 3 / DIRECT-TO-CONSUMER
Reel has
built a community
of believers online.



In less than 4 years since launch:

- 100,000–150,000 monthly site visitors
- 100,000+ customers to date
- 45,000 active subscriptions
- 82.0 net promoter score
- 94% customer satisfaction score
- Email database of 120,000+ names
- 40k+ followers on social media


DTC Brand Comparison
Comp. Data: Consumer Edge panelRetention after 12 mo.
70%
60%


50%
40%
30%
20%
10%
0%
8%
12%
17%
27%
59%
HONEST
DYPER
dropps
HARRY'S
reel

Customer Retention is one of our many superpowers.

Our subscription program has an industry-leading 2.5% churn rate and nearly 60% of all of our customers make at least second purchase in their first 12 months with us.


Loyal customers and a sticky product offering are driving compounded growth.
81% of subscribers repeat (within 12 months)
59% of all customers repeat
$278 purchases in first 24 months
Subscription Retention
Repeat Rate
Purchase Rate

The strong economics of our best-in-class retention have been amplified by an Average Order Value that has increased 26% over 2 year period and that should only continue to increase as we develop our line of products.

After successful test with Target, now distributed in stores *nationwide.*

One of the leading U.S. retailers in innovation across household essentials chose Reel as its premium bamboo paper brand in 2021.

- Toilet paper launched in 200 Target stores across the U.S. in June 2021
- Exceeded Target's initial velocity expectations by 2.5x
- Reel's store footprint expanded nationwide to 900 stores in April 2022

Target's #1 sustainable toilet paper


Target $ Sales
since launch, by week


reel
zero


reel
reel

Breakthrough Target results demonstrate strategic value of Reel on retail shelves.


Eco-friendly
Sustainable
reel

- **Reel brings new shoppers to stores:** 52% of Target buyers had not purchased Toilet Paper in Target despite 1+ trips per week.
- **Reel attracts valuable, strategic shoppers:** Millennials @ 175 index, Income +$125k @ 147 index, College/+ @ 130 index.
- **Reel grows the category for retailers:** +15% price premium vs. category avg., double retail margin.

3 OF 3 / MARKETPLACES

#1 premium bamboo paper item on Amazon within first 12 months.


Amazon.com Weekly Sales
By month
Earth Day
Prime Days
Jan-21
Jun-21
Jan-22
Jun-22
Jan-23
Jun-23

amazon.com

Success on Amazon.com highlights opportunity across eCommerce

- Reel launched toilet paper on Amazon in early 2021
- One of the highest rated tree-free toilet paper
- Already exceeding $5mm annualized sales with over 10,000 Subscribe & Save customers
- Frequently highlighted as "Amazon's Choice" with Lightning Deals and Prime Day activations


3 OF 3 / MARKETPLACES
Online marketplaces expected to drive ~15% of sales thru 2025
amazon
Walmart com
BOXED
Kroger


$5mm+ business (built in 30 months) scales to $13mm+ by 2025
Marketplace $ Sales
by year
$16.0
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
2021
2022
2023
2024
2025

**all forward-looking statements and projections are estimates and subject to change*


Led by a team of experienced CPG brand builders
David VanHimbergen
CEO & President
P&G
KraftHeinz
Livio Bisterzo
Founder
HIPPEAS
GREENPARK
Jeff Borsuk
VP Growth & Performance Marketing
HARPER WILDE
CLEAR



Joe Stilphen
CFO

P&G



Katja Lerner
Advisor on Product Dev't
Former VP, R&D
Consumer Tissue at K-C

Kimberly-Clark



Lisa Sumner
VP Retail
Former CSO, Puracy
Sales Director, SC Johnson

Mrs. MEYER'S CLEAN DAY

Our backers to-date



John A. Quelch
Advisor / Dean of Miami Business School



Peter Rahal
RxBar Founder



Baron Davis
NBA Star



Jessica Chastain
Actress



Owen Van Nata
OVN Capital



Phillip Sarofim
Investor



Matthew Katz
Verifi Founder



Maria Sharapova
Tennis Star



Tony Hawk
Skateboard Star



Anne Hathaway
Actress

Our backers to-date

BLUESTEIN VENTURES

MONTAGE CAPITAL

SOCIAL IMPACT CAPITAL

TROUSDALE VENTURES

GREEN PARK

Reel's plan to maximize category impact and save 8mm trees.

1



Build the most loved U.S. brand in premium, sustainable paper

2

P&G

HIPPEAS

Kimberly-Clark

Leverage best-in-class CPG leadership in achieving operational excellence

3



reel

Invest behind proven retail velocities & retention to scale

Financial plan for Reel's success.



Gross Sales Mix
Retail
Amazon
Reel.com
100
75
50
25
0
$3.7 MM
3.7
$8.2 MM
0.6
1.1
6.5
$15.3 MM
3
3.7
8.6
$19.8 MM
6.2
4.3
9.3
$41.4 MM
20.6
8
12.8
$96.6 MM
60.3
13.8
22.5
2020A
2021A
2022A
2023F
2024F
2025F

**all forward-looking statements and projections are estimates and subject to change*

- **DTC business has tripled behind continued subscriber growth, improvement**

in CAC, strong retention and expanding AOV.

- With our expected retail footprint expanding to +6,000 in 2024 - we plan to put Reel in front of more consumers and solidify it as the category leader in retail.
- Paper towels continues to scale the business and Customer LTV should greatly improve with further product line extensions expected in 2024 and beyond (facial tissues, napkins, etc.).
- Our plan is that retail becomes dominant channel across mix by 2025.


reel
Certified
B
Corporation
FSC